SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of April 2003
                                  GENESYS S.A.

             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F X                    Form 40-F
                          ---                            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                No X
                        ---                               ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.



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                           [GENESYS CONFERENCING LOGO]

                    Genesys Conferencing Confirms 2002 EBITDA
                        Within Previously Announced Range

                    -    Goodwill  Impairment To Be Recognized In Fourth Quarter
                         2002

                    -    2002 results web conference



Montpellier, France - April 17, 2003 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today confirmed that it expects 2002 EBITDA to be within previously issued guidance. In addition, the Company announced it is recording a reduction in the carrying value of goodwill and intangibles in the fourth quarter 2002.

2002 Financial Results

Genesys expects to report fourth quarter and fiscal 2002 results on April 24, 2003. The Company expects EBITDA to be within previously issued guidance of
(euro) 30 million to (euro) 31 million (under French GAAP) for fiscal 2002, excluding non-recurring charges.

Goodwill Impairment

The Company completed an analysis of the carrying value of its long-lived assets, consisting primarily of goodwill related to previous acquisitions, and will record a reduction in the carrying value of goodwill and intangibles of approximately (euro) 60 million ((euro) 94 million under US GAAP) in the fourth quarter 2002, as a result of this analysis. The reduction will have no effect on operations.

Amended Credit Facility

As disclosed earlier this week in a separate press release, Genesys Conferencing has reached a preliminary agreement regarding amendments to Genesys' $125 million credit facility, subject to documentation and other conditions. Such agreement would extend the principal payment maturities under the credit facility through 2008.

Francois Legros, Chairman and Chief Executive Officer, stated, "The amended credit facility will significantly improve our financial liquidity over the next several years and permit us to continue to execute our business strategy and satisfy our customers' needs and requirements."

Michael Savage, Chief Financial Officer, commented, "Today's announcements will allow us to significantly improve our balance sheet in a systematic way that better aligns principal amortization with our funding and free cash flow generating capabilities."

Legros concluded, "We believe the operational reorganization completed in 2002 and our ongoing strategy of reducing costs, coupled with our newly announced financial reorganization, positions Genesys very strongly within the conferencing industry. We are committed to delivering improvements in profitability and shareholder value."

Conference Call and Webcast

Chairman and Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Thursday, April 24, 2003, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time regarding the 2002 earnings.

The conference call will be webcast live. The call may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F, which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 18,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 19 countries throughout North America, Europe and Asia Pacific. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955), and its ADSs are listed on Nasdaq (Nasdaq: GNSY).



At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Public Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 17, 2003

                               GENESYS SA


                               By: /s/ Francois Legros
                                   ---------------------------------------------
                                    Name:  Francois Legros
                                    Title: Chairman and Chief Executive Officer